Dreyfus Premier Worldwide Growth Fund, Inc.

SEMIANNUAL REPORT April 30, 2006



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Understanding Your Fund's Expenses

6 Comparing Your Fund's Expenses With Those of Other Funds

7 Statement of Investments

10 Statement of Assets and Liabilities

11 Statement of Operations

12 Statement of Changes in Net Assets

14 Financial Highlights

19 Notes to Financial Statements

FOR MORE INFORMATION

Back Cover

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Worldwide Growth Fund, Inc., covering the six-month period from November 1, 2005, through April 30, 2006.

International stock markets have continued to rally, boosted by continued expectations for low inflation, relatively benign monetary policies among central banks and the recovery of domestic consumption in Japan and Europe. Although stock prices have increased over the past few years, so have earnings for most international companies, keeping valuations at what we believe to be reasonable levels.

Our international portfolio managers report that they are beginning to see early signs of a potentially broader market advance, beyond merely the energy and mining sectors that have led the rally so far. In Europe, high-profile mergers and acquisitions in the financial services, pharmaceuticals and industrials sectors have supported a generally upbeat economic outlook. While Japan recently has lagged Europe, greater economic stability and liquidity have brought an end to price deflation, which may support further gains if interest rates rise only moderately as the global economic cycle matures. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006

DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Premier Worldwide Growth Fund, Inc. perform relative to its benchmark?

For the six-month period ended April 30, 2006, the fund produced total returns of 9.97% for Class A shares, 9.51% for Class B shares, 9.56% for Class C shares, 9.98% for Class R shares and 9.81% for Class T shares.[1] In comparison, the fund's benchmark, the Morgan Stanley Capital International World Index ("MSCI World Index"), provided a 16.01% total return.[2]

Despite concerns regarding resurgent energy prices and rising interest rates during the reporting period, stock prices rose due to sustained global economic growth and strong corporate earnings. However, the fund's returns underperformed the benchmark, primarily due to weakness among large consumer staples and technology stocks, which remained out of favor among most investors.

What is the fund's investment approach?

The fund invests primarily in large, well-established, multinational companies that we believe are well-positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing large-cap, "blue-chip" stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks of prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average earnings growth potential.

The fund also pursues a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. In following this strategy, we typically buy and sell relatively few stocks during the course of the year, which may help to reduce investors' tax liabilities and the fund's trading costs.[3]

What other factors influenced the fund's performance?

Returns from large-cap growth stocks remained limited by concerns regarding the potentially eroding effects of rising interest rates and high energy prices on future financial results. In addition, the fund was adversely affected by investors' continued preference for smaller, lower-quality companies, which have benefited greatly from the low interest rates of the past few years. As interest rates have risen substantially over the past two years, we believe these companies' earnings growth will be negatively impacted by higher borrowing and energy costs. Conversely, the large, blue-chip companies we favor generally have track records of steady earnings and dividend growth even in higher interest rate environments. What's more, they recently have been selling at attractively low valuations compared to historical norms. Yet, blue-chip, multinational stocks have remained out of favor among investors.

The fund's consumer staples holdings were among its greatest detractors from performance during the reporting period. U.S. pharmacy chain Walgreen declined on news of higher-than-expected expenses related to the new Medicare Part D prescription drug benefit, which eroded same-store sales growth. However, the company's earnings have remained on track, giving it a more compelling valuation, in our judgment. Similarly, global retailer Wal-Mart Stores' stock price was hurt by controversy surrounding its labor practices and concerns that its customers' purchasing power might be constrained by high gasoline costs. Finally, international food and tobacco giant Altria Group paused after advancing strongly in previous reporting periods as a proposed restructuring continues to be delayed by unresolved legal matters.

The fund's results also were hindered by weakness among its technology holdings, which are concentrated in two of the sector's leaders: software giant Microsoft and microprocessor maker Intel. Intel was hurt by weaker-than-expected earnings reports due to competitive pressures and lackluster customer demand, and Microsoft disappointed investors when it delayed the launch of the next generation of its popular software products. While the industrial sector fared generally well due to rising demand for manufactured goods from the emerging

markets, such as China, the fund's returns fell short of the benchmark due to its relatively light exposure to the sector.

Better results from the fund's consumer discretionary holdings enabled the fund to participate to a degree in the market's rise. The sector's returns were led by French luxury goods purveyor Christian Dior, whose prestigious brands continued to appeal to the fashion sense of affluent consumers in Japan, Europe and the United States. Similarly, cosmetics seller L'Oreal gained value after the arrival of a new chief executive and upon posting sales gains in Europe and various emerging markets. Finally, U.S. publisher McGraw-Hill Cos. was rewarded by investors when it achieved improved revenues and earnings from its Standard & Poor's financial data and publishing subsidiary.

What is the fund's current strategy?

Although the reporting period proved to be a difficult time for our "buy-and-hold" approach, we remain committed to our disciplined strategy of focusing on well-established, high-quality companies that we believe are poised to benefit from long-term trends. With U.S. interest rates nearing their peak for the current cycle and the global economy entering a more mature phase, we believe that investors' appetite for risk may wane, and sentiment may begin to shift toward leading multinational companies with track records of consistent earnings and dividend growth.

May 15, 2006

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World Index is an unmanaged index of global stock market performance, including the United States, Canada, Europe, Australia, New Zealand and the Far East.*

3 *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Worldwide Growth Fund, Inc. from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.30	$ 10.70	$ 10.18	$ 6.09	$ 7.54
Ending value (after expenses)	$1,099.70	$1,095.10	$1,095.60	$1,099.80	$1,098.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.06	$ 10.29	$ 9.79	$ 5.86	$ 7.25
Ending value (after expenses)	$1,018.79	$1,014.58	$1,015.08	$1,018.99	$1,017.60

† *Expenses are equal to the fund's annualized expense ratio of 1.21% for Class A, 2.06% for Class B, 1.96% for Class C, 1.17% for Class R and 1.45% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

Common Stocks—100.0%	Shares		Value ($)
Consumer Discretionary—18.8%			
CBS, Cl. B	40,613		1,034,413
Christian Dior	330,000		34,992,368
Estee Lauder Cos., Cl. A	47,500		1,763,200
Home Depot	4,505		179,885
L'Oreal, ADR	1,840,000		34,132,000
McDonald's	224,800		7,771,336
McGraw-Hill Cos.	400,800		22,308,528
News, Cl. A	954,400		16,377,504
Pearson	300,944		4,166,774
Procter & Gamble	350,000		20,373,500
Viacom, Cl. B	20,613	a	821,016
			143,920,524
Consumer Staples—24.3%			
Altria Group	585,000		42,798,600
Coca-Cola	458,100		19,221,876
Diageo, ADR	165,000		10,931,250
Groupe Danone, ADR	980,000		25,872,000
LVMH Moet Hennessy Louis Vuitton	122,175		12,862,648
Nestle, ADR	326,600		24,883,653
PepsiCo	241,675		14,075,152
Wal-Mart Stores	300,022		13,509,991
Walgreen	525,000		22,013,250
			186,168,420
Energy—18.1%			
BP, ADR	430,000		31,699,600
Chevron	360,800		22,016,016
ConocoPhillips	26,000		1,739,400
Exxon Mobil	715,008		45,102,705
Total, ADR	277,158		38,253,347
			138,811,068

Common Stocks (continued)	Shares	Value ($)
Financial—14.0%		
American Express	197,850	10,646,308
Ameriprise Financial	45,970	2,254,369
Assicurazioni Generali	239,900	8,991,964
Citigroup	593,284	29,634,536
Deutsche Bank	85,300	10,416,836
Eurazeo	60,184	7,277,712
HSBC Holdings, ADR	100,000	8,668,000
JPMorgan Chase & Co.	284,100	12,892,458
UBS	100,000	11,812,762
Zurich Financial Services	20,500	4,983,786
		107,578,731
Health Care—9.2%		
Abbott Laboratories	200,300	8,560,822
Eli Lilly & Co.	112,700	5,964,084
Johnson & Johnson	225,525	13,218,020
Novartis, ADR	143,000	8,223,930
Pfizer	150,754	3,818,599
Roche Holding, ADR	402,000	30,881,640
		70,667,095
Industrial—7.6%		
Emerson Electric	110,100	9,352,995
General Electric	771,072	26,671,380
Norsk Hydro, ADR	104,400	15,973,200
United Parcel Service, Cl. B	80,000	6,485,600
		58,483,175
Information Technology—5.4%		
Intel	1,400,941	27,990,801
Microsoft	550,600	13,296,990
		41,287,791

Common Stocks (continued)	Shares	Value ($)
Materials—2.6%		
Air Liquide, ADR	431,017	18,650,106
Yara International, ADR	92,400	1,486,716
		20,136,822
Total Investments (cost $457,927,083)	**100.0%**	**767,053,626**
Liabilities, Less Cash and Receivables	**(.0%)**	**(338,139)**
Net Assets	**100.0%**	**766,715,487**

ADR—American Depository Receipts.

[a] *Non-income producing security.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Consumer Staples	24.3	Industrial	7.6
Consumer Discretionary	18.8	Information Technology	5.4
Energy	18.1	Materials	2.6
Financial	14.0		
Health Care	9.2		**100.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	457,927,083	767,053,626
Dividends and interest receivable		1,253,146
Receivable for investment securities sold		1,046,498
Receivable for shares of Common Stock subscribed		200,647
Prepaid expenses		56,044
		769,609,961
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		883,024
Payable for shares of Common Stock redeemed		1,155,235
Bank loan payable–Note 2		290,000
Cash overdraft due to Custodian		220,571
Accrued expenses		345,644
		2,894,474
Net Assets ($)		**766,715,487**
Composition of Net Assets ($):		
Paid-in capital		556,944,403
Accumulated distributions in excess of investment income–net		(2,698,968)
Accumulated net realized gain (loss) on investments		(96,657,241)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		309,127,293
Net Assets ($)		**766,715,487**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	551,773,524	120,611,709	89,294,097	1,112,490	3,923,667
Shares Outstanding	14,514,747	3,334,183	2,506,063	29,012	104,260
Net Asset Value Per Share ($)	**38.01**	**36.17**	**35.63**	**38.35**	**37.63**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $346,408 foreign taxes withheld at source):	
Unaffiliated issuers	8,373,308
Affiliated issuers	1,582
Total Income	**8,374,890**
Expenses:	
Investment advisory fee—Note 3(a)	2,887,217
Shareholder servicing costs—Note 3(c)	1,616,518
Distribution fees—Note 3(b)	843,041
Custodian fees	61,170
Prospectus and shareholders' reports	58,516
Registration fees	35,155
Professional fees	34,384
Interest expense—Note 2	19,163
Directors' fees and expenses—Note 3(d)	10,562
Loan commitment fees—Note 2	3,204
Miscellaneous	11,684
Total Expenses	**5,580,614**
Investment Income—Net	**2,794,276**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	36,595,499
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	33,405,999
Net Realized and Unrealized Gain (Loss) on Investments	**70,001,498**
Net Increase in Net Assets Resulting from Operations	**72,795,774**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005
Operations ($):		
Investment income—net	2,794,276	8,015,210
Net realized gain (loss) on investments	36,595,499	33,189,180
Net unrealized appreciation (depreciation) on investments	33,405,999	67,460,152
Net Increase (Decrease) in Net Assets Resulting from Operations	**72,795,774**	**108,664,542**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(8,641,653)	(7,321,525)
Class B shares	(668,417)	(1,025,755)
Class C shares	(822,549)	(699,338)
Class R shares	(18,507)	(55,103)
Class T shares	(49,825)	(50,334)
Total Dividends	**(10,200,951)**	**(9,152,055)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	44,165,147	157,220,944
Class B shares	2,961,918	7,416,221
Class C shares	4,672,735	7,462,846
Class R shares	145,391	847,874
Class T shares	209,284	571,798
Dividends reinvested:		
Class A shares	7,270,834	6,146,129
Class B shares	557,353	824,732
Class C shares	511,766	425,256
Class R shares	17,586	54,290
Class T shares	48,467	49,270
Cost of shares redeemed:		
Class A shares	(75,824,342)	(153,627,188)
Class B shares	(48,318,819)	(179,854,616)
Class C shares	(10,300,640)	(29,170,650)
Class R shares	(1,186,446)	(2,263,369)
Class T shares	(305,352)	(1,341,885)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(75,375,118)**	**(185,238,348)**
Total Increase (Decrease) in Net Assets	**(12,780,295)**	**(85,725,861)**
Net Assets ($):		
Beginning of Period	779,495,782	865,221,643
End of Period	**766,715,487**	**779,495,782**
Undistributed (distributions in excess of) investment income—net	(2,698,968)	4,707,707

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	1,215,763	4,653,186
Shares issued for dividends reinvested	200,823	188,112
Shares redeemed	(2,081,251)	(4,509,744)
Net Increase (Decrease) in Shares Outstanding	**(664,665)**	**331,554**
Class B[a]		
Shares sold	85,761	227,554
Shares issued for dividends reinvested	16,107	26,476
Shares redeemed	(1,397,479)	(5,619,110)
Net Increase (Decrease) in Shares Outstanding	**(1,295,611)**	**(5,365,080)**
Class C		
Shares sold	137,360	234,780
Shares issued for dividends reinvested	15,039	13,825
Shares redeemed	(301,005)	(918,968)
Net Increase (Decrease) in Shares Outstanding	**(148,606)**	**(670,363)**
Class R		
Shares sold	3,593	24,871
Shares issued for dividends reinvested	481	1,648
Shares redeemed	(32,225)	(65,342)
Net Increase (Decrease) in Shares Outstanding	**(28,151)**	**(38,823)**
Class T		
Shares sold	5,790	16,865
Shares issued for dividends reinvested	1,351	1,521
Shares redeemed	(8,434)	(39,633)
Net Increase (Decrease) in Shares Outstanding	**(1,293)**	**(21,247)**

[a] *During the period ended April 30, 2006, 749,563 Class B shares representing $25,877,811 were automatically converted to 712,499 Class A shares and during the period ended October 31, 2005, 3,084,710 Class B shares representing $98,683,917 were automatically converted to 2,922,904 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	35.12	31.35	29.73	25.60	28.84	37.88
Investment Operations:						
Investment income—net[a]	.17	.42	.23	.21	.10	.10
Net realized and unrealized gain (loss) on investments	3.29	3.83	1.79	3.92	(3.34)	(9.14)
Total from Investment Operations	3.46	4.25	2.02	4.13	(3.24)	(9.04)
Distributions:						
Dividends from investment income—net	(.57)	(.48)	(.40)	–	–	–
Net asset value, end of period	38.01	35.12	31.35	29.73	25.60	28.84
Total Return (%)[b]	9.97[c]	13.63	6.85	16.13	(11.24)	(23.86)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.60[c]	1.24	1.25	1.27	1.32	1.15
Ratio of net expenses to average net assets	.60[c]	1.24	1.25	1.27	1.32	1.15
Ratio of net investment income to average net assets	.47[c]	1.21	.73	.79	.34	.30
Portfolio Turnover Rate	–	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	551,774	533,041	465,536	390,243	320,717	404,329

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	33.19	29.54	28.03	24.33	27.59	36.50
Investment Operations:						
Investment income (loss)—net[a]	.02	.17	(.03)	.00[b]	(.11)	(.15)
Net realized and unrealized gain (loss) on investments	3.12	3.59	1.69	3.70	(3.15)	(8.76)
Total from Investment Operations	3.14	3.76	1.66	3.70	(3.26)	(8.91)
Distributions:						
Dividends from investment income—net	(.16)	(.11)	(.15)	–	–	–
Net asset value, end of period	36.17	33.19	29.54	28.03	24.33	27.59
Total Return (%)[c]	9.51[d]	12.73	5.96	15.21	(11.82)	(24.41)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.02[d]	2.06	2.07	2.05	2.03	1.92
Ratio of net expenses to average net assets	1.02[d]	2.06	2.07	2.05	2.03	1.92
Ratio of net investment income (loss) to average net assets	.06[d]	.53	(.10)	.02	(.39)	(.46)
Portfolio Turnover Rate	–	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	120,612	153,641	295,281	432,448	509,980	711,893

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	32.82	29.30	27.82	24.13	27.36	36.19
Investment Operations:						
Investment income (loss)—net [a]	.04	.16	(.01)	.01	(.10)	(.13)
Net realized and unrealized gain (loss) on investments	3.08	3.58	1.67	3.68	(3.13)	(8.70)
Total from Investment Operations	3.12	3.74	1.66	3.69	(3.23)	(8.83)
Distributions:						
Dividends from investment income—net	(.31)	(.22)	(.18)	–	–	–
Net asset value, end of period	35.63	32.82	29.30	27.82	24.13	27.36
Total Return (%) [b]	9.56[c]	12.77	6.07	15.25	(11.80)	(24.40)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.97[c]	2.01	2.02	2.02	2.01	1.89
Ratio of net expenses to average net assets	.97[c]	2.01	2.02	2.02	2.01	1.89
Ratio of net investment income (loss) to average net assets	.11[c]	.48	(.05)	.04	(.37)	(.42)
Portfolio Turnover Rate	–	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	89,294	87,120	97,433	110,960	116,415	160,220

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	35.49	31.69	29.95	25.75	28.88	37.81
Investment Operations:						
Investment income–net[a]	.20	.59	.36	.29	.24	.20
Net realized and unrealized gain (loss) on investments	3.31	3.80	1.81	3.91	(3.37)	(9.13)
Total from Investment Operations	3.51	4.39	2.17	4.20	(3.13)	(8.93)
Distributions:						
Dividends from investment income–net	(.65)	(.59)	(.43)	–	–	–
Net asset value, end of period	38.35	35.49	31.69	29.95	25.75	28.88
Total Return (%)	9.98[b]	14.01	7.28	16.31	(10.84)	(23.62)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.58[b]	.91	.85	.96	.93	.85
Ratio of net expenses to average net assets	.58[b]	.91	.85	.96	.93	.85
Ratio of net investment income to average net assets	.60[b]	1.74	1.14	1.10	.82	.61
Portfolio Turnover Rate	–	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	1,112	2,029	3,042	3,257	3,005	6,736

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	34.71	31.00	29.41	25.39	28.63	37.70
Investment Operations:						
Investment income—net[a]	.13	.33	.15	.13	.06	.02
Net realized and unrealized gain (loss) on investments	3.26	3.78	1.78	3.89	(3.30)	(9.09)
Total from Investment Operations	3.39	4.11	1.93	4.02	(3.24)	(9.07)
Distributions:						
Dividends from investment income—net	(.47)	(.40)	(.34)	–	–	–
Net asset value, end of period	37.63	34.71	31.00	29.41	25.39	28.63
Total Return (%)[b]	9.81[c]	13.38	6.58	15.83	(11.32)	(24.06)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.72[c]	1.49	1.49	1.50	1.50	1.42
Ratio of net expenses to average net assets	.72[c]	1.49	1.49	1.50	1.50	1.42
Ratio of net investment income to average net assets	.36[c]	.99	.49	.51	.20	.05
Portfolio Turnover Rate	–	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	3,924	3,664	3,931	3,403	2,623	2,886

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Worldwide Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.
- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign

exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue

Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $133,252,740 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $16,120,832 of the carryover expires in fiscal 2008, $70,665,418 expires in fiscal 2010, $28,550,186 expires in fiscal 2011 and $17,916,304 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $9,152,055. The tax character of the current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2006, was approximately $386,500, with a related weighted average annualized interest rate of 4.96%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim, Dreyfus has agreed to pay Sarofim a monthly sub-investment advisory fee, computed at the following annual rates:

Total Net Assets	Annual Fee as a Percentage of Average Daily Net Assets
0 to $25 million	.11%
$25 million up to $75 million . . .	.18%
$75 million up to $200 million . .	.22%
$200 million up to $300 million .	.26%
In excess of $300 million	.275%

During the period ended April 30, 2006, the Distributor retained $26,180 and $672 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $174,092 and $6,244 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2006, Class B, Class C and Class T shares were charged $506,313, $331,986 and $4,742, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor, at an annual rate of .25% of the value of their average daily net assets for the provision of certain ser-

vices. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2006, Class A, Class B, Class C and Class T shares were charged $676,700, $168,771, $110,662 and $4,742, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2006, the fund was charged $396,319, pursuant to the transfer agency agreement.

During the period ended April 30, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $469,306, Rule 12b-1 distribution plan fees $129,256, shareholder services plan fees $155,875, chief compliance officer fees $1,284 and transfer agency per account fees $127,303.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $0 and $84,192,652, respectively.

At April 30, 2006, accumulated net unrealized appreciation on investments was $309,126,543, consisting of $327,150,822 gross unrealized appreciation and $18,024,279 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTES

For More Information

Dreyfus Premier Worldwide Growth Fund, Inc.

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

© 2006 Dreyfus Service Corporation

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